

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-Mail</u>

Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy Corporation
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re: New Source Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed August 30, 2011**
> **File No. 333-176548**

Dear Mr. Kos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to

process your amendments once a price range is included. We will also need sufficient time to process the material information now appearing blank throughout the document has been provided, as well as any missing exhibits such as the legal opinion.

3.   Please advise us regarding the status of your application to list on the NYSE.

4.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

5.   Please explain to us the relationship between New Source Energy Corporation and New Source Energy Group, Inc.

6.   Please monitor your need to update your financial statements and provide an updated auditor's consent.

Prospectus Summary, page 1

7.   The first time you mention your "specialized processes" and "low cost access," please provide an expanded explanation of what these are, or a cross-reference to more detailed explanations found elsewhere in the filing.

8.   Where you state at page 2 that pursuant to your right of first refusal, "New Dominion and Scintilla will prove up this additional leasehold before offering [you] the opportunity to acquire interests in these projects," please clarify what you mean by "prove up."

Summary Reserve and Operations Data, page 14

9.   Please provide the disclosure required by Item 1202(a)(2) of Regulation S-K in the exact tabular format called for in the item requirement.

Use of Proceeds, page 41

10.   Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In addition, please revise the sentence that reads "The remaining proceeds will be used to fund our development program, to fund acquisitions and for general corporate purposes." Provide necessary detail for each intended use, such as what you intend to pursue with your development program, or what activities "general corporate purposes" encompasses, and include an estimated amount of proceeds to be allocated to each item. Present your use of proceeds information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of

the proceeds that you will retain, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

11. We note your disclosure at page 62 that you plan to meet your cash needs, in part, by a combination of additional borrowings under your credit facility. Please disclose in your "Use of Proceeds" section whether you have any current plans to borrow under your credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 64

12. Please amend your filing to provide your contractual obligations in a tabular format as required by Item 303(a)(5) of Regulation S-K.

Business, page 69

13. Please provide substantiation of your statement on page 69 regarding your "low average finding, developing and operating costs."

Productive Wells, page 79

14. Please revise your disclosure regarding your total gross and net productive wells to express separately for oil and gas.

15. Please tell us whether you have any material minimum remaining terms of leases and concessions. If so, please disclose these. See Item 1208(b) of Regulation S-K.

Hedging Activity, page 80

16. In this section or in your MD&A, please disclose what percentage of your production you hedge.

Management, page 89

17. Please revise your executives' biographical sketches to provide greater specificity regarding the dates of prior employment. For instance, where you state that "[f]rom 2007-2008, Mr. Thompson served as senior vice president and general counsel of SandRidge Energy, Inc.," please indicate the month he began and the month he departed. The same goes for the term of Ms. Bryant's employment at Pinnacle Energy Services.

18. Please disclose your executives' affiliations with New Source Energy Group, Inc., or alternatively tell us why you have chosen not to disclose this information.

19.   To clarify the interrelationships between the issuer, Scintilla, New Dominion and any other affiliates, please disclose in Mr. Chernicky's biographical sketch that Mr. Chernicky owns Scintilla and New Dominion, and disclose in Mr. Kos' biographical sketch that he served as a consultant for New Dominion from May 2010 through July 2011.

Certain Relationships and Related Party Transactions, page 103

20.   Where you discuss the entities that contributed the Acquired Assets, please clarify which assets were contributed by Scintilla and which assets were contributed by Deylau and other parties.

21.   Please expand on your statement that "our board of directors believes these transactions were fair and were in our best interests." Discuss whether this determination was made taking into account the factors that will be adopted and considered pursuant to your future related party transactions policy, as discussed on page 105. In addition, move the first full paragraph on page 104 that starts "In negotiating the agreements…" so that it is part of the first paragraph on page 103.

22.   Expand your discussion of the transaction with Scintilla to discuss how the consideration for the Acquired Assets was determined. Provide similar disclosure with respect to the transaction with Deylau.

23.   Please expand to discuss the material terms of the contracts governing your relationship with New Dominion, such as how New Dominion will be compensated by you in its role as operator of your assets, and how your required contribution with respect to capital for drilling and to pay additional expenses is determined.

Financial Statements – Oil and Natural Gas Properties Transferred to New Source Energy Corporation

Notes to Financial Statements

1. Summary of Significant Accounting Polices

Basis of Presentation and Nature of Operations, page F-7

24.   Please clarify whether the oil and natural gas properties transferred from Scintilla on August 12, 2011 represent substantially all of Scintilla's key operating assets and provide to us an analysis supporting your conclusion. In your response, please also tell us whether you have considered the requirements to provide full audited financial statements of Scintilla and eliminate the specified assets and liabilities not transferred in pro forma financial statements. If substantially all of Scintilla's key operating assets and liabilities were not transferred from Scintilla, please also explain to us how the financial

statements prepared on a "carve-out" basis reflect all of the assets, liabilities and operations of the acquired business, tell us how they comply with the guidance in SAB Topic 1B.1, and explain whether all assets and liabilities of the acquired business were transferred to you.

Exhibits

25.   Please file your form of underwriting agreement and your legality opinion as soon as practicable.

Exhibit 99.1

26.   Please obtain and file a revised reserves report that includes all of the information Item 1202(a)(8) requires to be included. See, in particular, subsections -(iii),-(v),-(viii) and-(ix). In addition, the report should disclose the oil and gas prices actually used, as adjusted for location and grade.

Engineering Comment

Prospectus Summary, page 3

27.   Please furnish to us on flash drive or compact disk the petroleum engineering reports you used as the basis for your December 31, 2010 proved reserve disclosures. The report should include:

a) One-line recaps in spreadsheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please indicate your preferred method of return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Suying Li, Staff Accountant, at (202) 551-3476 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3335 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief